Key Markets – Bay Area

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN THE BAY AREA

In 2019 Dollars, Since Inception*

19 Projects	$396.1M HIT Investment Amount	$691.6M Total Development Cost	3,231 Housing Units Created or Preserved	9.1M Hours of Union Construction Work
9,172 Total Jobs Across Industries	$637.4M Total Wages and Benefits	$70.6M State and Local Tax Revenue Generated	$1.6B Total Economic Impact	34% Percent Affordable